UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: January 9, 2009

Commission File Number 001-34153

GLOBAL SHIP LEASE, INC.

(Exact name of Registrant as specified in its Charter)

c/o Portland House,

Stag Place,

London SW1E 5RS,

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-I Rule 101 (b)(1).

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).

Yes  ☐    No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Information Contained in this Form 6-K Report

Attached hereto as Exhibit I is a press release dated December 18, 2008 of Global Ship Lease, Inc. (the “Company”), reporting that the Company has taken delivery of three 4,000 TEU containerships, the CMA CGM Sambhar, CMA CGM Jamaica and CMA CGM America. Also attached hereto as Exhibit II is a press release dated December 30, 2008 of the Company, reporting that the Company has taken delivery of a 10,960 TEU newbuilding containership, the CMA CGM Thalassa.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SHIP LEASE, INC.

Date: January 9, 2009	By:	/s/ Ian J. Webber
Ian J. Webber Chief Executive Officer

Exhibit I

Investor and Media Contact: Tyler Wilson

The IGB Group

646-673-9701

Global Ship Lease Takes Delivery of Three 4,000 TEU Containerships

Commences 14-Year Time Charters at Fixed Rates for All Three Vessels

LONDON, ENGLAND, December 18, 2008 – Global Ship Lease, Inc (NYSE:GSL, GSL.U and GSL.WS), a rapidly growing containership charter owner, announced today it has taken delivery this week of three 4,000 TEU containerships, as expected. With the delivery of these three ships, Global Ship Lease now operates a fleet of 15 vessels, all on fixed-rate time charters with an average remaining term of 10 years. The Company expects to take delivery of a 10,960 TEU ship by the end 2008 and three additional vessels over the next two years.

The CMA CGM Sambhar, CMA CGM Jamaica, and CMA CGM America are all on fixed-rate 14-year time charters with CMA CGM, the world’s third largest container shipping company. The purchase of the vessels was funded by drawings under the Company’s $800 million credit facility and the issuance to CMA CGM of 12,375,000 Class C common shares of Global Ship Lease at the closing of the Company’s merger on August 14, 2008.

Ian Webber, Chief Executive Officer of Global Ship Lease, commented, “We are pleased to take the timely delivery of these three vessels, as we increase our contracted revenue stream and expand the Company’s modern fleet which has a weighted average age of just over five years. Importantly, we have commenced 14-year time charters for all three vessels and now have our entire 15 vessel operating fleet secured on time charters with an average remaining term of 10 years. Global Ship Lease’s focus of owning and chartering vessels on long term contracts positions the Company to create value for shareholders over the long term.”

About Global Ship Lease

Global Ship Lease is a rapidly growing containership charter owner. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under long-term, fixed rate charters to world class container liner companies.

Global Ship Lease currently owns 15 vessels and has contracts in place to purchase an additional four vessels. The Company has contracts in place to purchase two vessels for $236 million from CMA CGM, one of which is expected to be delivered in December 2008 and the other in July 2009. The Company also has contracts in place to purchase two newbuildings from German interests for approximately $77 million each which are expected to be delivered in the fourth quarter of 2010.

Once all of the contracted vessels have been delivered, Global Ship Lease will have a 19 vessel fleet with total capacity of 74,797 TEU and a weighted average age of 5.9 years. All of the vessels including those contracted for future delivery are under long-term charters with an average remaining charter term of approximately 10 years.

Safe Harbor Statement

This communication contains forward-looking statements. Forward-looking statements provide Global Ship Lease’s current expectations or forecasts of future events. Forward-looking statements include statements about Global Ship Lease’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and Global Ship Lease cannot assure you that these projections included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors

The risks and uncertainties include, but are not limited to:

•	future operating or financial results;

•	expectations regarding the strength of the future growth of the shipping industry, including the rate of annual demand growth in the international containership industry;

•	future payments of dividends and the availability of cash for payment of dividends;

•	Global Ship Lease’s expectations relating to dividend payments and forecasts of its ability to make such payments;

•	future acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of crew, number of off-hire days, drydocking and survey requirements and insurance costs;

•	general market conditions and shipping industry trends, including charter rates and factors affecting supply and demand;

•	Global Ship Lease’s ability to repay its credit facility and grow using the available funds under its credit facility;

•	assumptions regarding interest rates and inflation;

•	change in the rate of growth of global and various regional economies;

•	risks incidental to vessel operation, including discharge of pollutants and vessel collisions;

•

Global Ship Lease’s financial condition and liquidity, including its ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	estimated future capital expenditures needed to preserve its capital base;

•	Global Ship Lease’s expectations about the availability of ships to purchase, the time that it may take to construct new ships, or the useful lives of its ships;

•	Global Ship Lease’s continued ability to enter into long-term, fixed-rate charters;

•	Global Ship Lease’s ability to capitalize on its management team’s and board of directors’ relationships and reputations in the containership industry to its advantage;

•	changes in governmental and classification societies’ rules and regulations or actions taken by regulatory authorities;

•	expectations about the availability of insurance on commercially reasonable terms;

•	unanticipated changes in laws and regulations; and

•	potential liability from future litigation.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Global Ship Lease’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in Global Ship Lease’s filings with the SEC. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Global Ship Lease undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Global Ship Lease describes in the reports it will file from time to time with the SEC after the date of this communication.

Exhibit II

Investor and Media Contact: Tyler Wilson

The IGB Group

646-673-9701

Global Ship Lease Takes Delivery of 10,960 TEU Containership

Commences Long-Term Time Charter at Fixed Rate

LONDON, ENGLAND, December 30, 2008 – Global Ship Lease, Inc (NYSE:GSL, GSL.U and GSL.WS), a rapidly growing containership charter owner, announced today that, as expected, it has taken delivery of a 10,960 TEU newbuilding containership. With this delivery, Global Ship Lease now operates a fleet of 16 vessels, all on fixed rate long-term time charters with an average remaining term of 10 years and a weighted average age of just over four years.

The CMA CGM Thalassa is on a fixed rate 17-year time charter to CMA CGM, the world’s third largest container shipping company. The purchase was funded by drawings under the Company’s $800 million credit facility.

Ian Webber, Chief Executive Officer of Global Ship Lease, commented, “We are pleased to have taken delivery today of our fourth vessel since becoming a public company in August of 2008, increasing our fleet to 16 ships. With the CMA CGM Thalassa secured on a favorable 17-year fixed rate time charter, we have further increased our contracted revenue stream which now stands at approximately $1.65 billion. The successful execution of our time charter strategy has ensured that all of Global Ship Lease’s vessels are secured on contracts with an average duration of 10 years.”

About Global Ship Lease

Global Ship Lease is a rapidly growing containership charter owner. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under long-term, fixed rate charters to world class container liner companies.

Global Ship Lease currently owns 16 vessels and has contracted to purchase an additional three vessels. The Company has a contract in place to purchase an additional vessel for $82 million from CMA CGM, which is expected to be delivered in July of 2009 and also has contracts in place to purchase two newbuildings from German interests for approximately $77 million each which are scheduled to be delivered in the fourth quarter of 2010.

Once all of the contracted vessels have been delivered by the end of 2010, Global Ship Lease will have a 19 vessel fleet with total capacity of 74,797 TEU and a weighted average age at that time of 7.4 years and an average remaining charter term of approximately eight years. All of the vessels including those contracted for future delivery are fixed on long-term charters.

Safe Harbor Statement

This communication contains forward-looking statements. Forward-looking statements provide Global Ship Lease’s current expectations or forecasts of future events. Forward-looking statements include statements about Global Ship Lease’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and Global Ship Lease cannot assure you that these projections included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors

The risks and uncertainties include, but are not limited to:

•	future operating or financial results;

•	expectations regarding the strength of the future growth of the shipping industry, including the rate of annual demand growth in the international containership industry;

•	future payments of dividends and the availability of cash for payment of dividends;

•	Global Ship Lease’s expectations relating to dividend payments and forecasts of its ability to make such payments;

•	future acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of crew, number of off-hire days, drydocking and survey requirements and insurance costs;

•	general market conditions and shipping industry trends, including charter rates and factors affecting supply and demand;

•	Global Ship Lease’s ability to repay its credit facility and grow using the available funds under its credit facility;

•	assumptions regarding interest rates and inflation;

•	change in the rate of growth of global and various regional economies;

•	risks incidental to vessel operation, including discharge of pollutants and vessel collisions;

•

Global Ship Lease’s financial condition and liquidity, including its ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	estimated future capital expenditures needed to preserve its capital base;

•	Global Ship Lease’s expectations about the availability of ships to purchase, the time that it may take to construct new ships, or the useful lives of its ships;

•	Global Ship Lease’s continued ability to enter into long-term, fixed-rate charters;

•	Global Ship Lease’s ability to capitalize on its management team’s and board of directors’ relationships and reputations in the containership industry to its advantage;

•	changes in governmental and classification societies’ rules and regulations or actions taken by regulatory authorities;

•	expectations about the availability of insurance on commercially reasonable terms;

•	unanticipated changes in laws and regulations; and

•	potential liability from future litigation.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Global Ship Lease’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in Global Ship Lease’s filings with the SEC. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Global Ship Lease undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Global Ship Lease describes in the reports it will file from time to time with the SEC after the date of this communication.